



KITE REALTY GROUP TRUST
QUARTERLY FINANCIAL SUPPLEMENT
June 30, 2008
<u>Investor Relations Contacts:</u>
Daniel R. Sink, Chief Financial Officer
Adam Chavers, Investor Relations Manager
30 S. Meridian Street
Indianapolis, IN 46204
317.577.5600



SUPPLEMENTAL INFORMATION – JUNE 30, 2008

PAGE NO.	TABLE OF CONTENTS

CORPORATE PROFILE

General Description

Kite Realty Group Trust is a full-service, vertically integrated real estate company engaged primarily in the development, construction, acquisition, ownership and operation of high-quality neighborhood and community shopping centers in selected growth markets in the United States. We are organized as a real estate investment trust ("REIT") for federal income tax purposes. As of June 30, 2008, we owned interests in 56 operating properties totaling approximately 8.0 million square feet and an additional 2.4 million square feet in 11 properties currently under development or redevelopment.

Our strategy is to maximize the cash flow of our operating properties, successfully complete the construction and lease-up of our development portfolio and identify additional growth opportunities in the form of new developments and acquisitions. New investments are focused in the shopping center sector, although we may selectively pursue commercial development or acquisition opportunities in markets where we currently operate and where we believe we can leverage existing infrastructure and relationships to generate attractive risk-adjusted returns.

Company Highlights as of June 30, 2008

➤	Operating Retail Properties[1]	51
➤	Operating Commercial Properties	5
➤	Total Properties Under Development/Redevelopment	11
➤	States	9
➤	Total GLA/NRA of Operating Properties	8,010,879
➤	Owned GLA/NRA of Operating Properties	5,231,928
➤	Total GLA of Properties Under Development/Redevelopment	2,359,465
➤	Percentage of Owned GLA Leased – Retail Operating	93.0%
➤	Percentage of Owned NRA Leased – Commercial Operating	97.8%
➤	Total Full-Time Employees	130

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1   Excludes Sandifur Plaza, a 12,538 square foot retail shopping center in Tri-Cities, OR which is designated as a built-to-suit asset.

Stock Listing: New York Stock Exchange symbol: KRG

Corporate Office
30 South Meridian Street, Suite 1100
Indianapolis, IN 46204
1-888-577-5600
317-577-5600
www.kiterealty.com

Investor Relations Contacts:

Dan Sink, Chief Financial Officer
Adam Chavers, Investor Relations Manager
Kite Realty Group Trust
30 South Meridian Street, Suite 1100
Indianapolis, IN 46204
(317) 577-5609
dsink@kiterealty.com
achavers@kiterealty.com

Transfer Agent:

BNY Mellon Shareholder Services
Mr. James Balsan
480 Washington Blvd., 29th Floor
Jersey City, NJ 07310
(800) 820-8521

Stock Specialist:

Lehman Brothers MarketMakers
45 Broadway
29th Floor
New York, NY 10006
(646) 576-2700

Analyst Coverage:

BMO Capital Markets
Mr. Paul E. Adornato, CFA
(212) 885-4170
paul.adornato@bmo.com

Cantor Fitzgerald
Mr. Philip J. Martin
(312) 469-7485
pmartin@cantor.com

Citigroup Global Markets
Mr. Michael Bilerman/Ms. Ambika Goel
(212) 816-1383/(212) 816-6981
michael.bilerman@citigroup.com
ambika.goel@citigroup.com

Credit Suisse
Mr. Michael Gorman
(212) 538-4357
michael.gorman@credit-suisse.com

Goldman, Sachs & Co.
Mr. Jonathan Haberman/Mr. Tom Baldwin
(917) 343-4260 /(917) 902-4736
jonathan.haberman@gs.com
thomas.baldwin@gs.com

Analyst Coverage:

Raymond James
Mr. Paul Puryear
(727) 567-2253
paul.puryear@raymondjames.com

RBC Capital Markets
Mr. Rich Moore
(216) 378-7625
rich.moore@rbccm.com

Stifel, Nicholaus & Company, Inc.
Mr. David M. Fick, CPA/Mr. Nathan Isbee
(443) 224-1308/(443) 224-1346
dmfick@stifel.com
nisbee@stifel.com

Wachovia Securities
Mr. Jeffrey J. Donnelly, CFA
(617) 603-4262
jeff.donnelly@wachovia.com

Interim Information

This Quarterly Financial Supplement contains historical information of Kite Realty Group Trust ("the Company" or "KRG") and is intended to supplement the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 to be filed on or about August 11, 2008, which should be read in conjunction with this supplement. The supplemental information is unaudited, although it reflects all adjustments which, in the opinion of management, are necessary for a fair presentation of operating results for the interim periods.

Forward-Looking Statements

This supplemental information package contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance, transactions or achievements, financial or otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

- national and local economic, business, real estate and other market conditions;
- the ability of tenants to pay rent;
- the competitive environment in which the Company operates;
- property ownership and management risks;
- financing risks; including access to capital at desirable terms
- the level and volatility of interest rates;
- financial stability of tenants;
- the Company's ability to maintain its status as a REIT for federal income tax purposes;
- acquisition, disposition, development and joint venture risks;
- potential environmental and other liabilities;
- other factors affecting the real estate industry generally; and
- other risks identified in reports the Company files with the Securities and Exchange Commission ("the SEC") or in other documents that it publicly disseminates, including, in particular, the section titled "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in our quarterly reports on Form 10-Q.

The Company undertakes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Funds from Operations

Funds from Operations (FFO) is a widely used performance measure for real estate companies and is provided here as a supplemental measure of operating performance. We calculate FFO in accordance with the best practices described in the April 2002 National Policy Bulletin of the National Association of Real Estate Investment Trusts (NAREIT), which we refer to as the White Paper. The White Paper defines FFO as net income (determined in accordance with generally accepted accounting principles (GAAP)), excluding gains (or losses) from sales of depreciated property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Considering the nature of our business as a real estate owner and operator, we believe that FFO is helpful to investors in measuring our operational performance because it excludes various items included in net income that do not relate to or are not indicative of our operating performance, such as gains or losses from sales of depreciated property and depreciation and amortization, which can make periodic and peer analyses of operating performance more difficult. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance, is not an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, and is not indicative of funds available to satisfy our cash needs, including our ability to make distributions. Our computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

Net Operating Income

Net operating income (NOI) is provided here as a supplemental measure of operating performance. NOI is defined as property revenues less property operating expenses, excluding depreciation and amortization, interest expense and other items. We believe this presentation of NOI is helpful to investors as a measure of our operational performance because it is widely used in the real estate industry to measure the performance of real estate assets without regard to various items, included in net income, that do not relate to or are not indicative of operating performance, such as depreciation and amortization, which can vary depending upon accounting methods and book value of assets. We also believe NOI helps our investors to meaningfully compare the results of our operating performance from period to period by removing the impact of our capital structure (primarily interest expense on our outstanding indebtedness) and depreciation of the basis in our assets from our operating results. NOI should not, however, be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance.

Corporate Structure Chart – June 30, 2008



Kite Realty Group Trust
(the Company)
“General Partner”
Operating Partnership
Unit Holders
“Limited Partners”
77.8%
22.2%
100%
KRG Management, LLC
Kite Realty Group, L. P.
(the “Operating Partnership”)
100%
100%
KRG Construction, LLC
KRG Development, LLC
(d/b/a Kite Development)
Property Entities
100%
Kite Realty Holdings, LLC
(Taxable REIT Subsidiary)
Kite Realty Advisors, LLC
(d/b/a KMI Realty Advisors)
Kite Realty Construction, LLC
Kite Realty Development, LLC
Build-to-Suit to sell entities

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30, 2008	December 31, 2007
Assets:		
Investment properties, at cost:		
Land	$ 233,517,507	$ 210,486,125
Land held for development	23,622,458	23,622,458
Buildings and improvements	677,790,211	624,500,501
Furniture, equipment and other	4,904,452	4,571,354
Construction in progress	170,485,594	187,006,760
	1,110,320,222	1,050,187,198
Less: accumulated depreciation	(94,189,670)	(84,603,939)
	1,016,130,552	965,583,259
Cash and cash equivalents	12,004,345	19,002,268
Tenant receivables, including accrued straight-line rent of $7,116,165 and $6,653,244, respectively, net of allowance for uncollectible accounts	15,615,661	17,200,458
Other receivables	9,199,627	7,124,485
Investments in unconsolidated entities, at equity	1,060,400	1,079,937
Escrow deposits	13,304,137	14,036,877
Deferred costs, net	20,385,519	20,563,664
Prepaid and other assets	4,092,230	3,643,696
Total Assets	$ 1,091,792,471	$ 1,048,234,644
Liabilities and Shareholders' Equity:		
Mortgage and other indebtedness	$ 690,560,307	$ 646,833,633
Accounts payable and accrued expenses	44,361,820	36,173,195
Deferred revenue and other liabilities	24,826,644	26,127,043
Cash distributions and losses in excess of net investment in unconsolidated entities, at equity	1,075,497	234,618
Minority interest	4,418,426	4,731,211
Total Liabilities	765,242,694	714,099,700
Commitments and contingencies		
Limited Partners' interests in Operating Partnership	72,494,051	74,512,093
Shareholders' Equity:		
Preferred Shares, $.01 par value, 40,000,000 shares authorized, no shares issued and outstanding	—	—
Common Shares, $.01 par value, 200,000,000 shares authorized 29,168,350 shares and 28,981,594 shares issued and outstanding at June 30, 2008 and December 31, 2007, respectively	291,684	289,816
Additional paid in capital and other	294,664,427	293,897,673
Accumulated other comprehensive loss	(2,678,655)	(3,122,482)
Accumulated deficit	(38,221,730)	(31,442,156)
Total Shareholders' Equity	254,055,726	259,622,851
Total Liabilities and Shareholders' Equity	$ 1,091,792,471	$ 1,048,234,644

CONSOLIDATED STATEMENTS OF OPERATIONS – THREE AND SIX MONTHS (UNAUDITED)

	Three Months Ended June 30,		Six Month Ended June 30,	
	2008	2007	2008	2007
Revenue:				
Minimum rent	$ 18,798,894	$ 18,498,348	$ 37,178,508	$ 35,732,300
Tenant reimbursements	4,731,314	4,662,010	9,941,859	9,340,724
Other property related revenue	2,979,574	2,286,084	8,136,659	4,738,019
Construction and service fee revenue	8,311,318	10,176,315	12,599,840	16,046,868
Total revenue	34,821,100	35,622,757	67,856,866	65,857,911
Expenses:				
Property operating	4,026,890	3,519,107	8,506,638	7,609,022
Real estate taxes	3,382,051	3,077,480	6,549,500	5,715,545
Cost of construction and services	7,024,400	9,521,852	10,788,634	14,587,226
General, administrative, and other	1,259,407	1,628,848	2,969,356	3,055,924
Depreciation and amortization	8,466,474	8,111,904	16,620,331	16,839,293
Total expenses	24,159,222	25,859,191	45,434,459	47,807,010
Operating income	10,661,878	9,763,566	22,422,407	18,050,901
Interest expense	(7,351,499)	(6,175,084)	(14,605,065)	(12,297,428)
Income tax expense of taxable REIT subsidiary	(251,858)	(7,991)	(1,405,086)	(262,606)
Other income	31,676	90,052	96,908	199,595
Minority interest in income of consolidated subsidiaries	(19,756)	(247,465)	(15,600)	(249,221)
Equity in earnings of unconsolidated entities	86,121	99,579	147,295	169,875
Limited Partners' interests in the Operating Partnership	(697,273)	(781,376)	(1,474,271)	(1,251,279)
Income from continuing operations	2,459,289	2,741,281	5,166,588	4,359,837
Operating income from discontinued operations, net of Limited Partners' interests	—	24,846	—	44,340
Net income	$ 2,459,289	$ 2,766,127	$ 5,166,588	$ 4,404,177
Income per common share – basic				
Continuing operations	$ 0.08	$ 0.10	$ 0.18	$ 0.15
Discontinued operations	—	—	—	—
	$ 0.08	$ 0.10	$ 0.18	$ 0.15
Income per common share – diluted				
Continuing operations	$ 0.08	$ 0.09	$ 0.18	$ 0.15
Discontinued operations	—	—	—	—
	$ 0.08	$ 0.09	$ 0.18	$ 0.15
Weighted average common shares outstanding - basic	29,147,361	28,892,920	29,088,327	28,876,135
Weighted average common shares outstanding - diluted	29,269,062	29,219,227	29,161,590	29,197,925
Dividends declared per common share	$ 0.205	$ 0.195	$ 0.410	$ 0.390

FUNDS FROM OPERATIONS AND OTHER FINANCIAL INFORMATION – THREE AND SIX MONTHS

		Three Months Ended June 30,		Six Month Ended June 30,	
		2008	**2007**	**2008**	**2007**
Net income	$	2,459,289 $	2,766,127 $	5,166,588 $	4,404,177
Add Limited Partners' interests in income		697,273	788,442	1,474,271	1,264,005
Add depreciation and amortization of consolidated entities, net of minority interest		8,318,380	8,011,344	16,301,494	16,647,218
Add depreciation and amortization of unconsolidated entities		101,571	100,762	202,628	201,964
Funds From Operations of the Kite Portfolio[1]		11,576,513	11,666,675	23,144,981	22,517,364
Deduct Limited Partners' interests in Funds From Operations		(2,558,418)	(2,590,819)	(5,138,186)	(5,021,372)
Funds From Operations allocable to the Company[1]	$	9,018,095 $	9,075,856 $	18,006,795 $	17,495,992
Basic FFO per share of the Kite Portfolio	$	0.31 $	0.31 $	0.62 $	0.60
Diluted FFO per share of the Kite Portfolio	$	0.31 $	0.31 $	0.62 $	0.60
Basic weighted average Common Shares outstanding		29,147,361	28,892,920	29,088,327	28,876,135
Diluted weighted average Common Shares outstanding		29,269,062	29,219,227	29,161,590	29,197,925
Basic weighted average Common Shares and Units outstanding		37,475,060	37,292,535	37,421,301	37,275,866
Diluted weighted average Common Shares and Units outstanding		37,596,760	37,618,842	37,494,563	37,597,656
Other Financial Information:					
Recurring capital expenditures[2]					
Tenant improvements - Retail	$	130,992 $	151,581 $	174,077 $	148,686
Tenant improvements – Commercial		16,210	159,276	110,627	254,086
Leasing commissions - Retail		173,310	29,366	320,276	142,932
Leasing commissions – Commercial		52,905	26,584	120,240	26,584
Capital improvements[3]		203,956	15,000	260,707	35,188
Scheduled debt principal payments		805,763	663,694	1,511,380	1,329,032
Straight line rent		142,064	256,573	462,921	508,078
Market rent amortization income from acquired leases		934,052	1,940,415	1,625,953	2,822,530
Market debt adjustment		107,714	107,714	215,429	215,429
Capitalized interest		2,096,186	3,372,416	4,686,044	6,275,203

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1 "Funds from Operations of the Kite Portfolio" measures 100% of the operating performance of the Operating Partnership's real estate properties and construction and service subsidiaries in which the Company owns an interest. "Funds from Operations allocable to the Company" reflects a reduction for the Limited Partners' weighted average diluted interests in the Operating Partnership.

2 Excludes tenant improvements and leasing commissions relating to development projects and first-generation space.

3 A portion of these capital improvements are reimbursed by tenants.

MARKET CAPITALIZATION AS OF JUNE 30, 2008

	Percent of Total Equity	Total Market Capitalization	Percent of Total Market Capitalization
Equity Capitalization:			
Total Common Shares Outstanding	77.8%	29,168,350	
Operating Partnership ("OP") Units	22.2%	8,308,248	
Combined Common Shares and OP Units	100.0%	37,476,598	
Market Price of Common Shares at June 30, 2008		$ 12.50	
Total Equity Capitalization		$ 468,457,475	42%
Debt Capitalization:			
Company Outstanding Debt		$ 690,560,307	
Less: Partner Share of Consolidated Joint Venture Debt		(56,547,673)	
Company Share of Outstanding Debt		634,012,634	
Pro-rata Share of Unconsolidated Joint Venture Debt		29,684,307	
Less: Cash and Cash Equivalents		(12,004,345)	
Total Net Debt Capitalization		651,692,596	58%
Total Market Capitalization		$ 1,120,150,071	100%

SAME PROPERTY NET OPERATING INCOME (NOI)

	Three Months Ended June 30			Six Months Ended June 30		
	2008	**2007**	**% Change**	**2008**	**2007**	**% Change**
Number of properties at period end[1]	52	52		52	52	
Occupancy at period-end	94.2%	94.3%		94.2%	94.3%	
Minimum rent	$ 16,459,203	$ 16,577,053		$ 32,412,113	$ 32,855,938	
Tenant recoveries	4,349,827	4,405,578		8,808,295	8,806,865	
Other income	263,821	238,392		1,186,906	1,089,998	
Pro rata share of revenue – unconsolidated joint venture properties	505,867	387,189		996,553	804,378	
	21,578,718	21,608,212		43,403,867	43,557,179	
Property operating expenses	3,429,184	3,703,734		6,668,855	7,354,307	
Real estate taxes	3,096,292	2,931,982		5,978,269	5,672,055	
Pro rata share of expenses – unconsolidated joint venture properties	172,063	109,618		357,141	219,236	
	6,697,539	6,745,334		13,004,265	13,245,598	
Net operating income – same properties (52 properties)[2,3]	**14,881,178**	**14,862,878**	**0.1%**	**30,399,602**	**30,311,581**	**0.3%**
Reconciliation to Most Directly Comparable GAAP Measure:						
Net operating income – same properties	$ 14,881,178	$ 14,862,878		$ 30,399,602	$30,311,581	
Other income (expense), net	(12,421,889)	(12,096,751)		(25,233,016)	(25,907,404)	
Net income	$ 2,459,289	$ 2,766,127		$ 5,166,586	$ 4,404,177	

1   Same Property analysis excludes Glendale Town Center, Four Corner Square, Shops at Eagle Creek, and Bolton Plaza as the Company pursues redevelopment of these properties.

2   Same Property analysis excludes net gains from outlot sales, write offs of straight-line rent and FAS #141 deferred revenue, lease termination fees, and significant prior year expense recoveries and adjustments, if any.

3   The Company has executed a lease with Bed Bath and Beyond to replace Circuit City and is in lease negotiations with a national retailer to replace Office Max at Sunland Towne Center. Excluding the effects of these two junior box vacancies, the same property net operating income would increase to 0.9% for the three months and to 1.3% for the six months.

The Company believes that Net Operating Income is helpful to investors as a measure of its operating performance because it excludes various items included in net income that do not relate to or are not indicative of its operating performance, such as depreciation and amortization and interest expense. The Company believes that Same Property NOI is helpful to investors as a measure of its operating performance because it includes only the NOI of properties that have been owned for the full period presented, which eliminates disparities in net income due to the redevelopment, acquisition or disposition of properties during the particular period presented, and thus provides a more consistent metric for the comparison of the Company's properties. NOI and Same Property NOI should not, however, be considered as alternatives to net income (calculated in accordance with GAAP) as indicators of the Company's financial performance.

NET OPERATING INCOME BY QUARTER

	Three Months Ended				
	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
Revenue:					
Minimum rent	$ 18,798,894	$ 18,379,614	$ 18,364,742	$ 17,986,066	$ 18,498,348
Tenant reimbursements	4,731,314	5,210,545	4,535,221	4,525,236	4,662,010
Other property related revenue[1]	2,650,185	4,763,860	3,048,596	3,223,938	2,286,084
Parking revenue, net[2]	(102,092)	210,336	—	—	—
	26,078,301	28,564,355	25,948,559	25,735,240	25,446,442
Expenses:					
Property operating	3,887,494	4,357,115	3,684,425	3,827,878	3,519,107
Real estate taxes	3,113,930	3,131,158	3,068,768	3,132,986	3,077,480
	7,001,424	7,488,273	6,753,193	6,960,864	6,596,587
Net Operating Income – Properties	19,076,877	21,076,082	19,195,366	18,774,376	18,849,855
Other Income (Expense):					
Construction and service fee revenue	8,311,318	4,288,522	13,629,831	7,583,235	10,176,315
Cost of construction and services	(7,024,400)	(3,764,234)	(10,950,145)	(6,539,643)	(9,521,852)
General, administrative, and other	(1,259,407)	(1,709,949)	(1,540,623)	(1,702,354)	(1,628,848)
	27,511	(1,185,661)	1,139,063	(658,762)	(974,385)
Earnings Before Interest, Taxes, Depreciation and Amortization	19,104,388	19,890,421	20,334,429	18,115,614	17,875,470
Depreciation and amortization	(8,442,510)	(8,129,892)	(7,991,774)	(7,019,702)	(8,111,904)
Interest expense	(7,351,499)	(7,253,566)	(7,048,534)	(6,619,179)	(6,175,084)
Income tax expense of taxable REIT subsidiary	(251,858)	(1,153,228)	(466,233)	(32,789)	(7,991)
Other income	31,676	65,232	59,197	519,760	90,052
Minority interest in loss (income) of consolidated subsidiaries	(19,756)	4,156	(323,411)	(14,781)	(247,465)
Equity in earnings of unconsolidated entities	86,121	61,174	72,811	48,024	99,579
Limited partners' interests in the continuing operations of the Operating Partnership	(697,273)	(776,998)	(1,023,328)	(1,124,928)	(781,376)
Income from continuing operations	2,459,289	2,707,299	3,613,157	3,872,019	2,741,281
Discontinued operations[3]:					
Operating income from discontinued operations, net of Limited Partners' interests	—	—	31,835	19,376	24,846
Gain on sale of operating property, net of Limited Partners' interests	—	—	1,582,119	—	—
Income from discontinued operations	—	—	1,613,954	19,376	24,846
Net income	$ 2,459,289	$ 2,707,299	$ 5,227,111	$ 3,891,395	$ 2,766,127
NOI/Revenue - Properties	73.2%	73.8%	74.0%	73.0%	74.1%
Recovery Ratio - Properties[4]	67.6%	69.6%	67.2%	65.0%	70.7%
Recovery Ratio excluding one time successful appeal of taxes on Texas property of $345,700 and related refund to tenants of $308,200	68.6%	N/A	N/A	N/A	N/A

1 Other property related revenue for the three months ended June 30, 2008 includes net gains on land sales of $2.2 million and lease termination fees of approximately $0.3 million.

2 Effective January 1, 2008, the Company changed the structure of the parking garage agreement at its Union Station property from a lease to a management agreement with a third party. During the three months ended June 30, 2008, the Company recorded the effects of a real estate tax reassessment of the parking garage property.

3 In November 2007, the Company sold its 176th & Meridian property.

4 "Recovery Ratio" is computed by dividing property operating and real estate tax expenses into tenant reimbursements.

SUMMARY OF OUTSTANDING DEBT AS OF JUNE 30, 2008

TOTAL OUTSTANDING DEBT[1]

	Outstanding Amount	Ratio	Weighted Average Interest Rate	Weighted Average Maturity (in years)
Fixed Rate Debt:				
Consolidated	$ 332,401,199	46%	6.01%	6.5
Unconsolidated	8,074,437	1%	6.60%	4.0
Floating Rate Debt (Hedged)[2]	150,500,000	21%	5.92%	1.6
Total Fixed Rate Debt	490,975,636	68%	5.99%	5.0
Variable Rate Debt:[3]				
Construction Loans	163,064,035	23%	3.91%	0.9
Other Variable	193,471,016	27%	3.72%	2.4
Floating Rate Debt (Hedged)[2]	(150,500,000)	-21%	-3.75%	-1.6
Unconsolidated	21,609,870	3%	3.31%	1.2
Total Variable Rate Debt	227,644,921	32%	3.80%	1.7
Net Premiums on Fixed Rate Debt	1,624,057	N/A	N/A	N/A
Total	$ 720,244,614	100%	5.30%	3.9

SCHEDULE OF MATURITIES BY YEAR

Mortgage Debt

	Annual Maturity	Term Maturities	Secured Line of Credit	Construction Loans	Total Consolidated Outstanding Debt	KRG Share of Unconsolidated Mortgage Debt	Total Consolidated and Unconsolidated Debt
2008	$ 1,338,215	$ —	$ —	$ 18,829,391	$ 20,167,606	$ 110,358	$ 20,277,964
2009	3,029,493	48,393,849	—	142,040,063	193,463,405	23,833,301	217,296,706
2010	3,144,734	—	—	2,194,581	5,339,315	96,813	5,436,128
2011	3,124,697	23,098,794	168,574,024	—	194,797,515	103,335	194,900,850
2012	3,549,537	35,355,396	—	—	38,904,933	109,258	39,014,191
2013	3,556,861	4,027,491	—	—	7,584,352	5,431,242	13,015,594
2014	3,262,898	23,974,217	—	—	27,237,115	—	27,237,115
2015	2,956,748	38,301,942	—	—	41,258,690	—	41,258,690
2016 and Beyond	4,809,032	155,374,287	—	—	160,183,319	—	160,183,319
Net Premiums on Fixed Rate Debt	—	—	—	—	1,624,057	—	1,624,057
Total	$ 28,772,215	$ 328,525,976	$ 168,574,024	$ 163,064,035	$ 690,560,307	$ 29,684,307	$ 720,244,614

---

1 In July 2008, the Company entered into a $30 million unsecured loan agreement arranged by KeyBanc Capital Markets which has an accordion feature that enables the Company to increase the loan amount up to a total of $60 million, subject to certain conditions, including syndication of the facility. The loan matures on July 15, 2011 and bears interest at LIBOR plus 265 basis points. A portion of the initial $30 million of proceeds from this loan was used to pay down the Company's revolving line of credit. The Company is seeking to utilize the accordion feature and draw down the additional $30 million by August 31, 2008. The Company has received a commitment for $25 million of the additional $30 million and is in discussions with other lenders to fund the remaining $5 million. The Company expects to use the remaining proceeds to pay down its revolving line of credit and other variable rate debt.

2 These debt obligations are hedged by interest rate swap agreements which consist of the following:
Consolidated Debt	$ 133,700,000
KRG Share of Unconsolidated Debt	16,800,000
Total	$ 150,500,000

3 Variable rate debt, net of interest rate swap transactions:
- Construction	$ 104,364,035	15%	
- Other Variable	118,471,016	16%	(includes debt on acquisition land held for development)
- Unconsolidated	4,809,870	1%	(includes debt on acquisition land held for development)
	$ 227,644,921	32%	

SCHEDULE OF OUTSTANDING DEBT AS OF JUNE 30, 2008

CONSOLIDATED DEBT

Fixed Rate Debt	Lender/Servicer	Interest Rate	Maturity Date	Balance as of June 30, 2008	Monthly Debt Service as of June 30, 2008
50th & 12th	Wachovia Bank	5.67%	11/11/14	$ 4,477,374	$ 27,190
Boulevard Crossing	Wachovia Bank	5.11%	12/11/09	12,010,450	68,815
Centre at Panola, Phase I	JP Morgan Chase	6.78%	1/1/22	3,924,284	36,583
Cool Creek Commons	Lehman Brothers Bank	5.88%	4/11/16	18,000,000	91,140
Corner Shops, The	Sun Life Assurance Co.	7.65%	7/1/11	1,694,345	17,111
Fox Lake Crossing	Wachovia Bank	5.16%	7/1/12	11,622,892	68,604
Geist Pavilion	KeyBank	5.78%	1/1/17	11,125,000	55,372
Indian River Square	Wachovia Bank	5.42%	6/11/15	13,300,000	62,074
International Speedway Square	Lehman Brothers Bank	7.17%	3/11/11	19,045,464	139,143
Kedron Village	Wachovia Bank	5.70%	1/11/17	29,700,000	145,778
Pine Ridge Crossing	Lehman Brothers Bank	6.34%	10/11/16	17,500,000	95,601
Plaza at Cedar Hill	GECC	7.38%	2/1/12	26,169,223	193,484
Plaza Volente	Wachovia Bank	5.42%	6/11/15	28,680,000	133,856
Preston Commons	Wachovia Bank	5.90%	3/11/13	4,420,846	28,174
Ridge Plaza	Wachovia Bank	5.15%	10/11/09	16,089,482	92,824
Riverchase	Lehman Brothers Bank	6.34%	10/11/16	10,500,000	57,360
Sunland Towne Centre	KeyBank	6.01%	7/1/16	25,000,000	129,382
Thirty South	CS First Boston	6.09%	1/11/14	22,207,398	142,257
Traders Point	Wachovia Bank	5.86%	10/11/16	48,000,000	242,213
Whitehall Pike	Banc One Capital Funding	6.71%	7/5/18	8,934,441	77,436
Subtotal				**$ 332,401,199**	**$ 1,904,397**

Floating Rate Debt (Hedged)	Lender/Servicer	Interest Rate	Maturity Date	Balance as of June 30, 2008	Monthly Debt Service as of June 30, 2008
Collateral Pool Properties[1]	KeyBank	6.32%	2/20/11	$ 50,000,000	$ 263,417
Collateral Pool Properties[1]	KeyBank	6.17%	2/18/11	25,000,000	128,438
Beacon Hill Shopping Center[2]	Fifth Third Bank	5.13%	3/30/09	11,000,000	46,979
Estero Town Commons	Wachovia Bank	5.55%	1/3/09	17,700,000	81,863
Naperville Marketplace	LaSalle Bank	6.05%	12/30/08	10,000,000	50,450
Tarpon Springs Plaza	Wachovia Bank	5.55%	1/3/09	20,000,000	92,500
Subtotal				**$ 133,700,000**	**$ 663,646**
TOTAL CONSOLIDATED FIXED RATE DEBT				**$ 466,101,199**	**$ 2,568,043**
TOTAL NET PREMIUMS				**$ 1,624,057**	

Variable Rate Debt: Mortgages	Lender/Servicer	Interest Rate[3]	Maturity Date	Balance as of June 30, 2008
Fishers Station[4]	National City Bank	LIBOR + 150	6/6/09	$ 4,393,044
Indiana State Motor Pool	Old National	LIBOR + 135	2/4/11	3,903,948
Rivers Edge Shopping Center	Huntington Bank	LIBOR + 125	2/3/09	16,600,000
Subtotal				**$ 24,896,992**

1 The Company entered into a fixed rate swap agreement, which is designated as a hedge against the revolving credit facility.

2 The interest rate decreases from LIBOR+125 to LIBOR+115 on $11 million, which was fixed through an interest rate swap agreement.

3 At June 30, 2008, one-month LIBOR interest rate was 2.46%.

4 The Company has a 25% interest in this property. The loan is guaranteed by Kite Realty Group, LP, the operating partnership.

SCHEDULE OF OUTSTANDING DEBT AS OF JUNE 30, 2008 (CONTINUED)

Variable Rate Debt: Construction Loans	Lender/Servicer	Interest Rate[1]	Maturity Date	Total Commitment	Balance as of June 30, 2008
Bayport Commons[2]	Bank of America	LIBOR + 125	12/27/09	$ 23,100,000	$ 21,130,785
Beacon Hill Shopping Center[3,4]	Fifth Third Bank	LIBOR + 125	3/30/09	34,800,000	11,750,633
Bridgewater Marketplace	Home Federal Bank	LIBOR + 160	6/29/09	12,000,000	8,254,019
Cobblestone Plaza[5]	Wachovia Bank	LIBOR + 160	6/29/09	44,500,000	27,412,737
Delray Marketplace[6]	Wachovia Bank	LIBOR + 185	1/3/09	30,000,000	9,425,000
Estero Town Commons[7]	Wachovia Bank	LIBOR + 155	1/3/09	18,760,000	17,850,129
Gateway Shopping Center[8]	Union Bank of California	LIBOR + 145	8/13/09	22,268,000	17,398,046
Naperville Marketplace	LaSalle Bank	LIBOR + 130	12/30/08	14,400,000	10,880,621
Red Bank Commons	Huntington Bank	LIBOR + 130	3/30/09	4,464,000	4,464,000
South Elgin Commons	National City Bank	LIBOR + 125	5/31/09	4,425,000	4,424,254
Spring Mill Medical II[9]	Old National	LIBOR + 125	3/7/10	7,840,000	2,194,581
Tarpon Springs Plaza	Wachovia Bank	LIBOR + 155	1/3/09	20,000,000	19,930,460
Traders Point II	Huntington Bank	LIBOR + 115	12/31/08	9,587,000	7,948,770
Subtotal				**$ 246,144,000**	**$ 163,064,035**

Line of Credit	Lender/Servicer	Interest Rate[1]	Maturity Date	Total Available as of June 30, 2008	Balance as of June 30, 2008
Collateral Pool Properties[10,11]	KeyBank	LIBOR + 125	2/20/11	$ 200,000,000	$ 168,574,024

Floating Rate Debt (Hedged)	Lender/Servicer	Interest Rate[1]	Maturity Date	Balance as of June 30, 2008
Collateral Pool Properties[11]	KeyBank	LIBOR + 125	2/20/11	$ (50,000,000)
Collateral Pool Properties[11]	KeyBank	LIBOR + 125	2/18/11	(25,000,000)
Beacon Hill Shopping Center	Fifth Third Bank	LIBOR + 125	3/30/09	(11,000,000)
Estero Town Commons	Wachovia Bank	LIBOR + 155	1/3/09	(17,700,000)
Naperville Marketplace	LaSalle Bank	LIBOR + 130	12/30/08	(10,000,000)
Tarpon Springs Plaza	Wachovia Bank	LIBOR + 155	1/3/09	(20,000,000)
Subtotal				**$ (133,700,000)**
TOTAL CONSOLIDATED VARIABLE RATE DEBT				**$ 222,835,051**
TOTAL DEBT PER CONSOLIDATED BALANCE SHEET				**$ 690,560,307**

1 At June 30, 2008, one-month LIBOR interest rate was 2.46%.

2 The Company has a preferred return, then a 60% interest. This loan is guaranteed by Kite Realty Group, LP.

3 The Company has a preferred return, then a 50% interest. This loan is guaranteed by Kite Realty Group, LP.

4 The interest rate decreases from LIBOR+125 to LIBOR+115 on $11M, which was fixed through an interest rate swap agreement.

5 The Company has a preferred return, then a 50% interest. This loan is guaranteed by Kite Realty Group, LP.

6 The Company has a preferred return, then a 50% interest. This loan is guaranteed by Kite Realty Group, LP.

7 The Company has a preferred return, then a 40% interest. This loan is guaranteed by Kite Realty Group, L.P.

8 The Company has a preferred return, then a 50% interest. This loan is guaranteed by Kite Realty Group, L.P.

9 The Company has a 50% interest. This loan is guaranteed by Kite Realty Group, LP.

10 The Company has 46 unencumbered properties of which 45 are wholly owned and used as collateral under the unsecured credit facility and 1 of which is owned in a joint venture. The major unencumbered properties include: Broadstone Station, Circuit City Plaza, Courthouse Shadows, Eagle Creek Lowes, Eastgate Pavilion, Four Corner Square, Glendale Town Center, Hamilton Crossing, King's Lake, Market Street Village, PEN Products, Publix at Acworth, Shops at Eagle Creek, Silver Glen, Union Station Parking Garage, Wal-Mart Plaza and Waterford Lakes.

11 The Company entered into a fixed rate swap agreement which is designated as a hedge against the revolving credit facility.

SCHEDULE OF OUTSTANDING DEBT AS OF JUNE 30, 2008 (CONTINUED)

UNCONSOLIDATED DEBT

Fixed Rate Debt	Lender/ Servicer	Interest Rate	Maturity Date	Balance as of June 30, 2008	Monthly Debt Service as of June 30, 2008
The Centre[1]	Sun Life	6.99%	6/1/09	$ 3,667,387	$ 39,897
Spring Mill Medical[1]	LaSalle Bank	6.45%	9/1/13	11,748,009	78,204
Subtotal				$ 15,415,396	$ 118,101
Joint Venture Partners' Share				(7,340,959)	
KRG SHARE				**$ 8,074,437**	

Floating Rate Debt (Hedged)	Lender/ Servicer	Interest Rate	Maturity Date	Balance as of June 30, 2008	Monthly Debt Service as of June 30, 2008
Parkside Town Commons	LaSalle Bank	5.60%	3/2/09	$ 42,000,000	$ 195,965
Joint Venture Partners' Share – 60%				(25,200,000)	(117,579)
KRG SHARE				$ 16,800,000	$ 78,386
TOTAL UNCONSOLIDATED FIXED RATE DEBT				**$ 24,874,437**	

Variable Rate Debt - Construction Loans	Lender/ Servicer	Interest Rate[2]	Maturity Date	Total Commitment	Balance as of June 30, 2008
Parkside Town Commons	LaSalle Bank	LIBOR + 85	8/31/09	$ 55,000,000	$ 54,024,676
Joint Venture Partners' Share – 60%					(32,414,806)
KRG SHARE					**$ 21,609,870**

Floating Rate Debt (Hedged)	Lender/ Servicer	Interest Rate[2]	Maturity Date	Balance as of June 30, 2008
Parkside Town Commons	LaSalle Bank	LIBOR + 85	3/2/09	$ (42,000,000)
Joint Venture Partners' Share – 60%				25,200,000
KRG SHARE				$ (16,800,000)
TOTAL UNCONSOLIDATED VARIABLE RATE DEBT				**$ 4,809,870**

TOTAL KRG UNCONSOLIDATED DEBT	**$ 29,684,307**
TOTAL KRG CONSOLIDATED DEBT	690,560,307
TOTAL KRG DEBT	**$ 720,244,614**

1 The Company owns a 50% interest in Spring Mill Medical and a 60% interest in The Centre.

2 At June 30, 2008, one-month LIBOR interest rate was 2.46%.

JOINT VENTURE SUMMARY – UNCONSOLIDATED PROPERTIES

The Company owns the following three unconsolidated properties with joint venture partners:

Property	Percentage Owned by the Company
The Centre – Operating Property	60%
Spring Mill Medical – Operating Property	50%
Parkside Town Commons - Development Property[1]	40%

1 The Company's 40% interest in Parkside Town Commons will change to 20% at the time of construction financing.

CONDENSED COMBINED BALANCE SHEETS OF UNCONSOLIDATED PROPERTIES

(The Centre, Spring Mill Medical, and Parkside Town Commons)
(Unaudited)

	June 30, 2008	December 31, 2007
Assets:		
Investment properties, at cost:		
Land	$ 2,463,098	$ 2,552,075
Buildings and improvements	14,655,533	14,613,333
Furniture, equipment and other	10,581	10,581
Construction in progress	55,071,678	50,329,585
	72,200,890	67,505,574
Less: accumulated depreciation	(3,952,887)	(3,719,540)
	68,248,003	63,786,034
Cash and cash equivalents	586,379	817,417
Tenant receivables, including accrued straight-line rent	270,958	260,242
Escrow deposits	508,268	324,542
Deferred costs, net	553,211	582,172
Prepaid and other assets	825	32,037
Total Assets	$ 70,167,644	$ 65,802,444
Liabilities and Shareholders' Equity:		
Mortgage and other indebtedness	$ 69,440,072	$ 65,388,351
Accounts payable and accrued expenses	3,121,568	1,744,214
Total Liabilities	72,561,640	67,132,565
Accumulated deficit	(2,393,996)	(1,330,121)
Total Liabilities and Accumulated Deficit	$ 70,167,644	$ 65,802,444

CONDENSED COMBINED STATEMENTS OF OPERATIONS OF UNCONSOLIDATED PROPERTIES

(The Centre, Spring Mill Medical, and Parkside Town Commons)
(Unaudited)

	Three Months Ended June 30		Six Month Ended June 30	
	2008	**2007**	**2008**	**2007**
Revenue:				
Minimum rent	$ 620,928	$ 617,053	$ 1,227,116	$ 1,227,099
Tenant reimbursements	307,072	254,626	619,191	512,669
Other property related revenue	—	34,791	—	39,288
Total revenue	928,000	906,470	1,846,307	1,779,056
Expenses:				
Property operating	253,073	206,547	522,785	443,075
Real estate taxes	73,763	74,104	153,572	136,097
Depreciation and amortization and other	132,579	131,231	273,093	263,195
Total expenses	459,415	411,882	949,450	842,367
Operating income	468,585	494,588	896,857	936,689
Interest expense	(261,460)	(266,724)	(524,315)	(530,073)
Net income	$ 207,125	$ 227,864	$ 372,542	$ 406,616
Company's share of unconsolidated net operating income	$ 324,980	$ 340,654	$ 630,587	$ 650,866
Company's share of unconsolidated interest expense	$ 137,287	$ 140,312	$ 275,389	$ 279,026

TOP 10 RETAIL TENANTS BY GROSS LEASABLE AREA (GLA)

As of June 30, 2008

This table includes the following:
- Operating retail properties;
- Operating commercial properties; and
- Development property tenants open for business or ground lease tenants who commenced paying rent as of June 30, 2008

Tenant	Number of Locations	Total GLA	Number of Leases	Company Owned GLA[2]	Number of Anchor Owned Locations	Anchor Owned GLA[3]
Lowe's Home Improvement[1]	9	1,247,630	3	128,997	6	1,118,633
Wal-Mart	4	618,161	1	103,161	3	515,000
Target	5	536,732	0	0	5	536,732
Macy's	1	237,455	1	237,455	0	0
Publix	5	234,246	5	234,246	0	0
PetSmart	6	147,040	6	147,040	0	0
Home Depot	1	140,000	0	0	1	140,000
Office Depot	5	128,991	5	128,991	0	0
Dick's Sporting Goods	2	126,672	2	126,672	0	0
Marsh Supermarkets	2	124,902	2	124,902	0	0
	40	3,541,829	25	1,231,464	15	2,310,365

---

1   The Company has entered into two ground leases with Lowe's for a total of 328,000 square feet, which is included in Anchor Owned GLA.

2   Excludes the estimated size of the structures located on land owned by the Company and ground leased to tenants.

3   Includes the estimated size of the structures located on land owned by the Company and ground leased to tenants.

TOP 25 TENANTS BY ANNUALIZED BASE RENT[1,2]

As of June 30, 2008

This table includes the following:

- Operating retail properties;
- Operating commercial properties; and
- Development property tenants open for business or ground lease tenants who commenced paying rent as of June 30, 2008

Tenant	Type of Property	Number of Locations	Leased GLA/NRA[5]	% of Owned GLA/NRA of the Portfolio	Annualized Base Rent[1,2]	Annualized Base Rent per Sq. Ft.	% of Total Portfolio Annualized Base Rent
Lowe's Home Improvement[4]	Retail	3	128,997	2.1%	$ 2,564,000	$ 5.61	3.4%
PetSmart	Retail	6	147,040	2.4%	2,045,138	13.91	2.7%
Publix	Retail	5	234,246	3.8%	1,837,588	7.84	2.4%
Marsh Supermarkets	Retail	2	124,902	2.0%	1,633,958	13.08	2.2%
State of Indiana	Commercial	3	210,393	3.4%	1,614,442	7.67	2.1%
Circuit City	Retail	3	99,347	1.6%	1,566,365	15.77	2.1%
Bed Bath & Beyond	Retail	4	109,296	1.8%	1,356,866	12.41	1.8%
Office Depot	Retail	5	128,991	2.1%	1,353,866	10.50	1.8%
Indiana Supreme Court	Commercial	1	75,488	1.2%	1,339,164	17.74	1.8%
Staples	Retail	4	90,102	1.5%	1,220,849	13.55	1.6%
Dick's Sporting Goods	Retail	2	126,672	2.1%	1,220,004	9.63	1.6%
Ross Dress For Less	Retail	4	118,374	1.9%	1,210,784	10.23	1.6%
H-E-B Grocery	Retail	1	105,000	1.7%	1,155,000	11.00	1.5%
Kmart	Retail	1	110,875	1.8%	850,379	7.67	1.1%
University Medical Diagnostic Associates[3]	Commercial	1	32,256	0.5%	844,402	26.18	1.1%
Michaels	Retail	3	69,137	1.1%	823,544	11.91	1.1%
T.J. Maxx	Retail	3	88,550	1.4%	805,312	9.09	1.1%
Kerasotes Theatres[4]	Retail	2	43,050	0.7%	776,496	8.92	1.0%
Dominick's	Retail	1	65,977	1.1%	775,230	11.75	1.0%
City Securities Corporation	Commercial	1	38,810	0.6%	771,155	19.87	1.0%
A&P Grocery	Retail	1	58,732	1.0%	763,516	13.00	1.0%
Old Navy	Retail	3	64,868	1.1%	748,693	11.54	1.0%
Caputo's Fresh Markets	Retail	1	65,636	1.1%	669,492	10.20	0.9%
Indiana University Health Care Assoc[3]	Commercial	1	31,175	0.5%	622,202	19.96	0.8%
PETCO	Retail	3	40,777	0.7%	595,945	14.61	0.8%
TOTAL			**2,408,691**	**39.4%**	**$ 29,164,389**	**$ 10.49**	**38.7%**

1 Annualized base rent represents the monthly contractual rent for June 2008 for each applicable tenant multiplied by 12.

2 Excludes tenants at development properties that are designated as Build-to-Suits for sale.

3 Property held in unconsolidated joint venture. Annualized base rent is reflected at 100 percent.

4 Annualized Base Rent per Sq. Ft. is adjusted to account for the estimated square footage attributed to structures on land owned by the Company and ground leased to tenants.

5 Excludes the estimated size of the structures located on land owned by the Company and ground leased to tenants.

LEASE EXPIRATIONS – OPERATING PORTFOLIO[1]

As of June 30, 2008

This table includes the following:

- Operating retail properties;
- Operating commercial properties; and
- Development property tenants open for business or ground lease tenants who commenced paying rent as of June 30, 2008

	Number of Expiring Leases[1,2]	Expiring GLA/NRA[3]	% of Total GLA/NRA Expiring	Expiring Annualized Base Rent[4]	% of Total Annualized Base Rent	Expiring Annualized Base Rent per Sq. Ft.	Expiring Ground Lease Revenue
2008	40	132,762	2.4%	$ 1,505,977	2.1%	$ 11.34	$ 800,000
2009	72	229,456	4.2%	3,885,863	5.5%	16.94	0
2010	97	530,938	9.7%	6,900,681	9.8%	13.00	0
2011	96	650,795	11.9%	6,503,541	9.2%	9.99	0
2012	112	468,324	8.5%	7,727,298	10.9%	16.50	85,000
2013	64	492,863	9.0%	5,725,336	8.1%	11.62	0
2014	37	459,822	8.4%	5,424,388	7.7%	11.80	427,900
2015	38	509,077	9.3%	6,275,079	8.9%	12.33	181,504
2016	29	307,413	5.6%	3,816,216	5.4%	12.41	0
2017	29	449,636	8.2%	6,854,795	9.7%	15.25	550,316
Beyond	43	1,246,805	22.8%	16,108,750	22.8%	12.92	2,132,005
TOTAL	**657**	**5,477,891**	**100.0%**	**$ 70,727,924**	**100.0%**	**$ 12.91**	**$ 4,176,725**

1 Excludes tenants at development properties that are designated as Build-to-Suits for sale.

2 Lease expiration table reflects rents in place as of June 30, 2008, and does not include option periods; 2008 expirations include 17 month-to-month tenants. This column also excludes ground leases.

3 Expiring GLA excludes estimated square footage attributable to non-owned structures on land owned by the Company and ground leased to tenants.

4 Annualized base rent represents the monthly contractual rent for June 2008 for each applicable tenant multiplied by 12. Excludes ground lease revenue.

LEASE EXPIRATIONS – RETAIL ANCHOR TENANTS[1]

As of June 30, 2008

This table includes the following:
- Operating retail properties; and
- Development property tenants open for business or ground lease tenants who commenced paying rent as of June 30, 2008

	Number of Expiring Leases[1,2]	Expiring GLA/NRA[3]	% of Total GLA/NRA Expiring	Expiring Annualized Base Rent[4]	% of Total Annualized Base Rent	Expiring Annualized Base Rent per Sq. Ft.	Expiring Ground Lease Revenue
2008	3	46,116	0.8%	$ 230,200	0.3%	$ 4.99	$ 800,000
2009	3	58,710	1.1%	519,894	0.7%	8.86	0
2010	14	332,886	6.1%	3,185,500	4.5%	9.57	0
2011	7	433,404	7.9%	2,182,015	3.1%	5.03	0
2012	8	179,119	3.3%	1,678,862	2.4%	9.37	0
2013	3	222,521	4.1%	993,053	1.4%	4.46	0
2014	9	235,634	4.3%	2,389,267	3.4%	10.14	0
2015	11	377,263	6.9%	3,585,414	5.1%	9.50	0
2016	7	220,312	4.0%	2,033,456	2.9%	9.23	0
2017	12	302,883	5.5%	3,740,400	5.3%	12.35	0
Beyond	27	1,173,652	21.4%	14,092,623	19.9%	12.01	990,000
TOTAL	**104**	**3,582,500**	**65.4%**	**$ 34,630,684**	**49.0%**	**$ 9.67**	**$ 1,790,000**

_____

1   Retail anchor tenants are defined as tenants that occupy 10,000 square feet or more. Excludes tenants at development properties that are designated as Build-to-Suits for sale.

2   Lease expiration table reflects rents in place as of June 30, 2008, and does not include option periods; 2008 expirations include one month-to-month tenant. This column also excludes ground leases.

3   Expiring GLA excludes square footage for non-owned ground lease structures on land we own and ground leased to tenants.

4   Annualized base rent represents the monthly contractual rent for June 2008 for each applicable property multiplied by 12. Excludes ground lease revenue.

LEASE EXPIRATIONS – RETAIL SHOPS

As of June 30, 2008

This table includes the following:
- Operating retail properties; and
- Development property tenants open for business as of June 30, 2008

	Number of Expiring Leases[1]	Expiring GLA/NRA[1,2]	% of Total GLA/NRA Expiring	Expiring Annualized Base Rent[3]	% of Total Annualized Base Rent	Expiring Annualized Base Rent per Sq. Ft.	Expiring Ground Lease Revenue
2008	36	76,614	1.4%	$ 1,229,947	1.7%	$ 16.05	$ 0
2009	69	170,746	3.1%	3,365,969	4.8%	19.71	0
2010	81	188,954	3.5%	3,533,301	5.0%	18.70	0
2011	88	200,353	3.7%	4,031,870	5.7%	20.12	0
2012	101	247,016	4.5%	5,364,356	7.6%	21.72	85,000
2013	57	141,988	2.6%	3,134,212	4.4%	22.07	0
2014	26	70,378	1.3%	1,624,566	2.3%	23.08	427,900
2015	26	80,848	1.5%	1,798,724	2.5%	22.25	181,504
2016	22	87,101	1.6%	1,782,760	2.5%	20.47	0
2017	15	39,009	0.7%	930,829	1.3%	23.86	550,316
Beyond	15	41,978	0.8%	1,393,926	2.0%	33.21	1,142,005
TOTAL	**536**	**1,344,985**	**24.6%**	**$ 28,190,459**	**39.9%**	**$ 20.96**	**$ 2,386,725**

_____

1   Lease expiration table reflects rents in place as of June 30, 2008, and does not include option periods; 2008 expirations include 16 month-to-month tenants. This column also excludes ground leases.

2   Expiring GLA excludes estimated square footage to non-owned structures on land we own and ground leased to tenants.

3   Annualized base rent represents the monthly contractual rent for June 2008 for each applicable property multiplied by 12. Excludes ground lease revenue.

LEASE EXPIRATIONS – COMMERCIAL TENANTS

As of June 30, 2008

	Number of Expiring Leases[1]	Expiring NLA[1]	% of Total NRA Expiring	Expiring Annualized Base Rent[2]	% of Total Annualized Base Rent	Expiring Annualized Base Rent per Sq. Ft.
2008	1	10,032	0.2%	$ 45,830	0.1%	$ 4.57
2009	0	0	0.0%	0	0.0%	0.00
2010	2	9,098	0.2%	181,880	0.3%	19.99
2011	1	17,038	0.3%	289,656	0.4%	17.00
2012	3	42,189	0.8%	684,080	1.0%	16.21
2013	4	128,354	2.3%	1,598,071	2.3%	12.45
2014	2	153,810	2.8%	1,410,555	2.0%	9.17
2015	1	50,966	0.9%	890,942	1.3%	17.48
2016	0	0	0.0%	0	0.0%	0.00
2017	2	107,744	2.0%	2,183,566	3.1%	20.27
Beyond	1	31,175	0.6%	622,202	0.9%	19.96
TOTAL	**17**	**550,406**	**10.1%**	**$ 7,906,781**	**11.2%**	**$ 14.37**

1 Lease expiration table reflects rents in place as of June 30, 2008, and does not include option periods. This column also excludes ground leases.

2 Annualized base rent represents the monthly contractual rent for June 2008 for each applicable property multiplied by 12.

SUMMARY RETAIL PORTFOLIO STATISTICS INCLUDING JOINT VENTURE PROPERTIES

	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Company Owned GLA – Operating Retail[1]	4,669,276	4,842,214	4,732,924	4,664,954	4,601,877	4,652,221
Total GLA – Operating Retail[1]	7,448,227	7, 613,265	7,392,845	7,131,075	6,982,698	6,852,042
Projected Company Owned GLA Under Development or Redevelopment[2]	1,308,760	1,146,127	990,376	1,056,615	1,122,990	1,073,646
Projected Total GLA Under Development or Redevelopment[2]	2,349,865	2,152,027	1,791,096	2,041,135	2,227,810	2,358,466
Number of Operating Retail Properties	51	52	50	50	48	48
Number of Retail Properties Under Development or Redevelopment	11	10	11	11	12	12
Percentage Leased – Operating Retail	93.0%	92.8%	94.8%	94.8%	95.7%	95.2%
Annualized Base Rent & Ground Lease Revenue – Retail Properties[3]	$60,689,289	$61,766,441	$61,768,402	$60,285,156	$59,569,596	$58,572, 786

---

1   Company Owned GLA represents gross leasable area owned by the Company. Total GLA includes Company Owned GLA, plus square footage attributable to non-owned outlot structures on land owned by the Company and ground leased to tenants, and non-owned anchor space.

2   Projected Company Owned GLA Under Development represents gross leasable area under development that is projected to be owned by the Company. Projected Total GLA includes Projected Company Owned GLA, plus projected square footage attributable to non-owned outlot structures on land owned by the Company and ground leased to tenants, and non-owned anchor space that is existing or under construction.

3   Annualized Base Rent represents the monthly contractual rent for June 2008, multiplied by 12.

SUMMARY COMMERCIAL PORTFOLIO STATISTICS

Retail Portfolio	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Company Owned Net Rentable Area (NRA)[1]	562,652	562,652	562,652	562,652	562,652	562,652
Number of Operating Commercial Properties	5	5	5	5	5	5
Percentage Leased – Operating Commercial Properties	97.8%	98.4%	93.0%	92.5%	92.5%	91.5%
Annualized Base Rent – Commercial Properties[2]	$7,906,781	$8,073,623	$7,625,342	$7,445,336	$7,435,326	$7,346,713

---

1   Company Owned NRA does not include square footage of Union Station Parking Garage, a detached parking garage supporting the Thirty South property that includes approximately 850 parking spaces. It is managed by Denison Parking, a third party.

2   Annualized Base Rent does not include income attributable to the Union Station Parking Garage.

3   Annualized Base Rent includes $890,942 from KRG and subsidiaries as of June 30, 2008.

CURRENT DEVELOPMENT/REDEVELOPMENT PIPELINE

Current Development Projects	Company Ownership %[6]	MSA	Actual/ Projected Opening Date[1]	Projected Owned GLA[2]	Projected Total GLA[3]	Percent of Owned GLA Occupied[7]	Percent of Owned GLA Pre-Leased/ Committed[5]	Total Estimated Project Cost[4]	Cost Incurred as of June 30, 2008[4]	Major Tenants and Non-owned Anchors
Bayport Commons, FL	60%	Tampa	Q4 2007	97,200	286,000	56.2%	91.0%	$ 27,600	$ 27,300	Michaels, PetSmart, Target (non-owned), Best Buy
Cobblestone Plaza, FL	50%	Ft. Lauderdale	Q1 2009	153,600	163,600	0.0%	75.1%	47,000	35,646	Whole Foods Market, Staples
South Elgin Commons, IL – I (Build to Suit for Sale)	100%	Chicago	Q2 2009	45,000	45,000	0.0%	100.0%	9,200	3,045	LA Fitness
Beacon Hill Shopping Center, IN – II[11]	50%	Crown Point	Q4 2007	19,160	19,160	33.4%	33.4%	5,000	4,224	Strack & Van Til (non-owned), Walgreens (non-owned)
Springmill Medical II, IN	50%	Indianapolis	Q4 2008	41,000	41,000	0.0%	100.0%	8,500	5,122	Medical Practice Groups
Eddy Street Commons, IN – I[12]	100%	South Bend	Q4 2009	165,000	465,000	0.0%	61.2%	35,000	3,729	Follett Bookstore, Other Retail, Office
Gateway Shopping Center, WA - I & II	50%	Seattle	Ph I-Q1 2007 PhII-Q3 2007	97,600	298,600	62.9%	84.5%	28,000	23,425	Ross Dress For Less, PetSmart, Rite Aid, Kohl's (non-owned), WinCo Foods (non-owned)
Subtotal – Current Development Projects				**618,560**	**1,318,360**	**19.8%**	**77.5%**	**$ 160,300**	**$ 102,491**	

Redevelopment Projects	MSA	Existing Owned GLA	Projected Owned GLA[2]	Projected Total GLA[3]	Existing Owned GLA Leased	Projected Owned GLA Leased	Total Estimated Project Cost[4]	Major Tenants and Non-owned Anchors
Shops at Eagle Creek, FL[8,9]	Naples	72,271	72,271	72,271	55.3%	55.3%	$ 3,500	Staples
Glendale Town Center, IN[8,10]	Indianapolis	380,126	404,000	685,000	93.9%	88.3%	15,000	Macy's, Target (non-owned), Lowe's Home Improvement (non-owned)
Rivers Edge Shopping Center, IN[8]	Indianapolis	110,896	110,896	110,896	79.0%	79.0%	5,000	Pending
Bolton Plaza, FL[8]	Jacksonville	172,938	172,938	172,938	18.6%	18.6%	TBD	Pending
Subtotal – Redevelopment Projects		**736,231**	**760,105**	**1,041,105**			**$ 23,500**	
Total Current Development/Redevelopment Projects		**1,378,665**	**2,359,465**				**$ 183,800**	

---

1   Opening Date is defined as the first date a tenant is open for business or a ground lease payment is made. Stabilization (i.e., 85% occupied) typically occurs within six to twelve months after the opening date.

2   Projected Owned GLA represents gross leasable area we project we will own. It excludes square footage that we project will be attributable to non-owned outlot structures on land owned by us and expected to be ground leased to tenants. It also excludes non-owned anchor space.

3   Projected Total GLA includes Projected Owned GLA, projected square footage attributable to non-owned outlot structures on land that we own, and non-owned anchor space that currently exists or is under construction.

4   Dollars in thousands. Reflects both the Company's and partners' share of costs, except Eddy Street Commons (see Note 12).

5   Excludes outlot land parcels owned by the Company and ground leased to tenants. Includes leases under negotiation for approximately 105,575 square feet for which the Company has signed non-binding letters of intent.

6   The Company owns the following development properties through joint ventures: Beacon Hill (preferred return, then 50%); Gateway Shopping Center (preferred return, then 50% until internal rate of return threshold is reached and then 25%); and Bayport Commons (preferred return, then 60%).

7   Includes tenants that have taken possession of their space or have begun paying rent.

8   This property has been removed from the operating portfolio statistics during its redevelopment.

9   The Company is in the process of re-tenanting the anchor space at this property. The Company has an executed lease with Staples for approximately one-half of the former grocery space.

10   Target Corporation acquired 10.5 acres in 2007 and anchors the redevelopment. The Company is constructing approximately 62,000 square feet of new b-shop/professional office space and leasing activities have commenced. Existing tenants include Macy's, Kerasotes Theatres, Indianapolis-Marion Co. Public Library, OASIS, and Lenscrafters.

11   Beacon Hill Phase I was transferred to the operating portfolio in the third quarter of 2007 at a total cost of $12 million.

12   The Company is the master developer for this project. The total estimated cost of Phase I is approximately $70 million; however the Company's share of Phase I estimated project cost is approximately $35 million and 165,000 square feet, the remaining $35 million of the project cost is attributable to the apartments which will be funded by a third party.

VISIBLE SHADOW PIPELINE

Project	MSA	KRG Ownership %[2]	Estimated Start Date	Estimated Total GLA[1]	Total Estimated Project Cost[1,5]	Cost Incurred as of June 30, 2008[5]	Potential Tenancy
Parkside Town Commons, NC[3]	Raleigh	40%	TBD	1,500,000	$ 148,000	$ 55,071	Frank Theatres, Discount Department Store, Junior Boxes, Restaurants
Delray Marketplace, FL	Delray Beach	50%	TBD	318,000	100,000	38,554	Publix, Frank Theatres, Jr. Boxes, Shops, Restaurants
Maple Valley, WA[4]	Seattle	100%	TBD	156,000	36,000	8,704	Hardware Store, Shops, Drug Store
Broadstone Station, NC	Raleigh	100%	TBD	345,000	25,600	15,877	Super Wal-Mart (non-owned), Shops, Pad Sales, Jr. Boxes
South Elgin Commons, IL - II	Chicago	100%	TBD	263,000	17,000	4,018	Jr. Boxes, Super Target (non-owned)
Total Visible Shadow Pipeline				**2,582,000**	**$ 326,600**	**$ 122,224**	
Grand Total – All Development Activity[6]					**$ 510,400**		

---

1   Total Estimated Cost and Estimated Total GLA based on preliminary site plans and includes non-owned anchor space that exists or is currently under construction.

2   The Company owns the following development properties through joint ventures: Delray Marketplace (preferred return, then 50%).

3   Parkside Town Commons is owned through a joint venture with Prudential Real Estate Investors. The Company's interest in this joint venture is 40% as of June 30, 2008 and will be reduced to 20% upon the commencement of construction.

4   "Total Estimated Cost" includes the acquisition cost of the Four Corner Square shopping center which is a component of the Maple Valley redevelopment.

5   Dollars in thousands. Reflects both the Company's and partners' share of costs.

6   Includes the Current Development Pipeline, Redevelopment Projects and the Visible Shadow Pipeline.

GEOGRAPHIC DIVERSIFICATION – OPERATING PORTFOLIO

As of June 30, 2008

	Number of Operating Properties[1]	Owned GLA/NRA[2]	Percent of Owned GLA/NRA	Total Number of Leases	Annualized Base Rent[3]	Percent of Annualized Base Rent	Annualized Base Rent per Leased Sq. Ft.
Indiana	24	1,823,495	34.9%	223	$ 24,773,919	38.3%	$ 14.50
• *Retail*	*19*	*1,260,843*	*24.1%*	*205*	*16,867,138*	*26.0%*	*14.56*
• *Commercial*	*5*	*562,652*	*10.8%*	*18*	*7,906,781*	*12.2%*	*14.37*
Florida	12	1,179,192	22.5%	158	13,891,284	21.5%	12.32
Texas	8	1,144,286	21.9%	86	12,550,646	19.4%	11.79
Georgia	3	300,115	5.7%	57	4,015,886	6.2%	14.56
Illinois	3	315,078	6.0%	38	3,833,768	5.9%	13.55
Ohio	1	236,230	4.5%	7	2,366,522	3.7%	10.02
New Jersey	1	115,088	2.2%	15	1,657,042	2.6%	16.05
Washington	2	87,599	1.7%	21	1,220,913	1.9%	16.65
Oregon	2	30,845	0.6%	11	461,865	0.7%	23.21
TOTAL	**56**	**5,231,928**	**100.0%**	**616**	**$ 64,771,844**	**100.0%**	

_____

1   This table includes operating retail properties, operating commercial properties, and development properties open for business or ground lease tenants who commenced paying rent as of June 30, 2008.

2   Owned GLA/NRA represents gross leasable area or net leasable area owned by the Company. It does not include 23 parcels or outlots owned by the Company and ground leased to tenants, which contain 23 non-owned structures totaling approximately 483,653 square feet. It also excludes the square footage of Union Station Parking Garage.

3   Annualized Base Rent excludes $3,824,225 in annualized ground lease revenue attributable to parcels and outlots owned by the Company and ground leased to tenants.

OPERATING RETAIL PROPERTIES – TABLE I

As of June 30, 2008

Property[1,2]	State	MSA	Year Built/Renovated	Year Added to Operating Portfolio	Acquired, Redeveloped, or Developed	Total GLA[2]	Owned GLA[2]	Percentage of Owned GLA Leased[3]
Circuit City Plaza	FL	Ft. Lauderdale	2004	2004	Developed	405,906	45,906	81.9%
Courthouse Shadows	FL	Naples	1987/1999	2006	Acquired	134,867	134,867	95.3%
Eagle Creek Lowe's	FL	Naples	2006	2006	Developed	165,000	-	*
Estero Town Commons	FL	Naples	2006	2007	Developed	206,600	25,600	85.2%
Indian River Square	FL	Vero Beach	1997/2004	2005	Acquired	379,246	144,246	100.0%
International Speedway Square	FL	Daytona	1999	1999	Developed	233,901	220,901	98.2%
King's Lake Square	FL	Naples	1986	2003	Acquired	85,497	85,497	85.7%
Pine Ridge Crossing	FL	Naples	1993	2006	Acquired	258,874	105,515	96.1%
Riverchase	FL	Naples	1991/2001	2006	Acquired	78,340	78,340	98.0%
Tarpon Springs Plaza	FL	Naples	2007	2007	Developed	276,346	82,546	98.1%
Wal-Mart Plaza	FL	Gainesville	1970	2004	Acquired	177,826	177,826	97.6%
Waterford Lakes Village	FL	Orlando	1997	2004	Acquired	77,948	77,948	92.6%
Kedron Village	GA	Atlanta	2006	2006	Developed	282,125	157,408	86.2%
Publix at Acworth	GA	Atlanta	1996	2004	Acquired	69,628	69,628	98.0%
Publix Centerat Panola	GA	Atlanta	2001	2004	Acquired	73,079	73,079	98.4%
Fox Lake Crossing	IL	Chicago	2002	2005	Acquired	99,072	99,072	84.7%
Naperville Marketplace	IL	Chicago	2008	2008	Developed	169,600	83,290	81.3%
Silver Glen Crossing	IL	Chicago	2002	2004	Acquired	138,265	132,716	99.0%
50 South Morton	IN	Indianapolis	1999	1999	Developed	2,000	2,000	100.0%
54th & College	IN	Indianapolis	2008	2008	Developed	20,100	-	*
Beacon Hill Shopping Center-I	IN	Crown Point	2006	2007	Developed	108,661	38,161	90.7%
Boulevard Crossing	IN	Kokomo	2004	2004	Developed	213,696	123,696	96.3%
Bridgewater Marketplace I	IN	Westfield	2008	2008	Developed	50,820	26,000	17.3%
Cool Creek Commons	IN	Indianapolis	2005	2005	Developed	137,107	124,578	95.6%
Fishers Station[4]	IN	Indianapolis	1989	2004	Acquired	114,457	114,457	84.0%
Geist Pavilion	IN	Indianapolis	2006	2006	Developed	64,114	64,114	87.8%
Greyhound Commons	IN	Indianapolis	2005	2005	Developed	153,187	-	*
Hamilton Crossing	IN	Indianapolis	1999	2004	Acquired	87,424	82,424	100.0%
Martinsville Shops	IN	Martinsville	2005	2005	Developed	10,986	10,986	100.0%
Red Bank Commons	IN	Evansville	2005	2006	Developed	324,308	34,308	69.8%
Stoney Creek Commons	IN	Indianapolis	2000	2000	Developed	189,527	49,330	100.0%
The Centre[5]	IN	Indianapolis	1986	1986	Developed	80,689	80,689	93.3%
The Corner Shops	IN	Indianapolis	1984/2003	1984	Developed	42,545	42,545	96.3%
Traders Point	IN	Indianapolis	2005	2005	Developed	348,835	279,558	97.8%

* Property consists of ground leases only and, therefore, no Owned GLA. As of June 30, 2008, the following were leased: Eagle Creek Lowe's and 54th & College – single ground lease property; Greyhound Commons – two of four outlots leased.

1 All properties are wholly owned, except as indicated. Unless otherwise noted, each property is owned in fee simple by the Company.

2 Owned GLA represents gross leasable area that is owned by the Company. Total GLA includes Owned GLA, square footage attributable to non-owned anchor space, and non-owned structures on ground leases.

3 Percentage of Owned GLA Leased reflects Owned GLA/NRA leased as of June 30, 2008, except for Greyhound Commons, 54th & College, and Eagle Creek Lowe's (see *).

4 This property is divided into two parcels: a grocery store and small shops. The Company owns a 25% interest in the small shops parcel through a joint venture and a 100% interest in the grocery store. The joint venture partner is entitled to an annual preferred payment of $96,000. All remaining cash flow is distributed to the Company.

5 The Company owns a 60% interest in this property through a joint venture with a third party that manages the property.

6 The Company does not own the land at this property. It has leased the land pursuant to two ground leases that expire in 2017. The Company has six five-year options to renew this lease.

7 The Company does not own the land at this property. It has leased the land pursuant to a ground lease that expires in 2027. The Company has five five-year renewal options.

8 The Company does not own the land at this property. It has leased the land pursuant to a ground lease that expires in 2012. The Company has six five-year renewal options and a right of first refusal to purchase the land.

OPERATING RETAIL PROPERTIES – TABLE I (CONTINUED)

Property[1,2]	State	MSA	Year Built/Renovated	Year Added to Operating Portfolio	Acquired, Redeveloped, or Developed	Total GLA[2]	Owned GLA[2]	Percentage of Owned GLA Leased[3]
Traders Point II	IN	Indianapolis	2005	2005	Developed	46,600	46,600	64.8%
Whitehall Pike	IN	Bloomington	1999	1999	Developed	128,997	128,997	100.0%
Zionsville Place	IN	Indianapolis	2006	2006	Developed	12,400	12,400	90.3%
Ridge Plaza	NJ	OakRidge	2002	2003	Acquired	115,088	115,088	89.7%
Eastgate Pavilion	OH	Cincinnati	1995	2004	Acquired	236,230	236,230	100.0%
Cornelius Gateway Build-to-Suit	OR	Portland	2006	2007	Developed	35,800	21,000	52.7%
The Shops at Otty[6]	OR	Portland	2004	2004	Developed	154,845	9,845	89.6%
Burlington Coat Factory[8]	TX	SanAntonio	1992/2000	2000	Redeveloped	107,400	107,400	100.0%
Cedar Hill Village	TX	Dallas	2002	2004	Acquired	139,092	44,262	94.2%
Galleria Plaza[7]	TX	Dallas	2002	2004	Acquired	44,306	44,306	89.6%
Market Street Village	TX	Hurst	1970/2004	2005	Acquired	164,125	157,125	100.0%
Plaza at Cedar Hill	TX	Dallas	2000	2004	Acquired	299,847	299,847	90.6%
Plaza Volente	TX	Austin	2004	2005	Acquired	160,333	156,333	94.6%
Preston Commons	TX	Dallas	2002	2002	Developed	142,539	27,539	92.5%
Sunland Towne Centre	TX	El Paso	1996	2004	Acquired	312,450	307,474	89.0%
50th & 12th	WA	Seattle	2004	2004	Developed	14,500	14,500	100.0%
Four Corner Square	WA	Seattle	1985	2004	Acquired	73,099	73,099	80.5%
					TOTAL	**7,448,227**	**4,669,276**	**93.0%**

See prior page for footnote disclosure.

OPERATING RETAIL PROPERTIES – TABLE II

As of June 30, 2008

Property	State	MSA	Annualized Base Rent Revenue	Annualized Ground Lease Revenue	Annualized Total Retail Revenue[1]	Percentage of Annualized Total Retail Revenue	Base Rent Per Leased Owned GLA[2]	Major Tenants and Non-Owned Anchors[3]
Circuit City Plaza	FL	Ft. Lauderdale	$ 713,202	$ -	$ 713,202	1.14%	18.97	Circuit City, Lowe's Home Improvement (non-owned), Wal-Mart (non-owned)
Courthouse Shadows	FL	Naples	1,393,636	-	1,393,636	2.22%	10.84	Albertsons, Office Max
Eagle Creek Lowe's	FL	Naples	-	800,000	800,000	1.28%	-	Lowe's Home Improvement
Estero Town Commons[4]	FL	Naples	633,254	981,000	1,614,254	2.57%	29.03	Lowe's Home Improvement, Mattress Giant
Indian River Square	FL	VeroBeach	1,487,253	-	1,487,253	2.37%	10.31	Bealls, Target (non-owned), Lowes (non-owned), Office Depot
International Speedway Square	FL	Daytona	2,453,052	362,900	2,815,952	4.49%	11.31	Bed Bath & Beyond, Circuit City, Stein Mart, Old Navy, Staples, Michaels
King's Lake Square	FL	Naples	1,018,576	-	1,018,576	1.62%	13.91	Publix
Pine Ridge Crossing	FL	Naples	1,538,325	-	1,538,325	2.45%	15.17	Publix, Target (non-owned), Bealls (non-owned)
Riverchase	FL	Naples	1,094,308	-	1,094,308	1.75%	14.26	Publix
Tarpon Springs Plaza	FL	Naples	1,813,336	128,820	1,942,156	3.10%	22.40	Cost Plus, A.C. Moore, Staples
Wal-Mart Plaza	FL	Gainesville	919,105	-	919,105	1.47%	5.30	Books-A-Million,Save-A-Lot, Wal-Mart
Waterford Lakes Village	FL	Orlando	827,237	-	827,237	1.32%	11.46	Winn-Dixie
Kedron Village	GA	Atlanta	2,375,403	-	2,375,403	3.79%	17.51	Target (non-owned), Bed Bath & Beyond, Ross Dress For Less, PETCO
Publix at Acworth	GA	Atlanta	801,537	-	801,537	1.28%	11.75	Publix
Publix Center at Panola	GA	Atlanta	838,946	-	838,946	1.34%	11.67	Publix
Fox Lake Crossing	IL	Chicago	1,172,213	-	1,172,213	1.87%	13.97	Dominick's
Naperville Marketplace	IL	Chicago	823,890	-	823,890	1.31%	12.17	T.J. Maxx, PetSmart, Caputo’s Fresh Markets (non-owned)
Silver Glen Crossing	IL	Chicago	1,837,665	85,000	1,922,665	3.07%	13.98	Caputo’s Fresh Markets
50 South Morton	IN	Indianapolis	114,000	-	114,000	0.18%	57.00	
54th & College	IN	Indianapolis	260,000	-	260,000	0.41%	-	The Fresh Market (non-owned)
Beacon Hill Shopping Center - I	IN	Crown Point	611,634	60,000	671,634	1.07%	17.67	Strack & Van Til (non-owned)
Boulevard Crossing	IN	Kokomo	1,644,736	-	1,644,736	2.62%	13.81	PETCO, T.J. Maxx, Kohl's (non-owned)
Bridgewater Marketplace I	IN	Westfield	91,077		91,077	0.15%	20.19	Walgreens (non-owned)
Cool Creek Commons	IN	Indianapolis	1,994,944	85,500	2,080,444	3.32%	16.75	The Fresh Market, Stein Mart, Cardinal Fitness
Fishers Station	IN	Indianapolis	1,208,752	-	1,208,752	1.93%	12.57	Marsh
Geist Pavilion	IN	Indianapolis	954,306	-	954,306	1.52%	16.96	Party Tree Superstore, Ace Hardware
Greyhound Commons	IN	Indianapolis	-	202,500	202,500	0.32%	-	Lowe's Home Improvement (non-owned)
Hamilton Crossing	IN	Indianapolis	1,440,603	71,500	1,512,103	2.41%	17.48	Office Depot
Martinsville Shops	IN	Martinsville	159,228	-	159,228	0.25%	14.49	Walgreens (non-owned)
Red Bank Commons	IN	Evansville	362,784	-	362,784	0.58%	15.14	Wal-Mart (non-owned), Home Depot (non-owned)
Stoney Creek Commons	IN	Indianapolis	464,755	-	464,755	0.74%	9.42	Lowe's Home Improvement (non-owned), hh gregg, Office Depot
The Centre[4]	IN	Indianapolis	1,004,203	-	1,004,203	1.60%	13.34	Osco Drug
The Corner Shops	IN	Indianapolis	599,219	-	599,219	0.96%	14.62	Hancock Fabrics
Traders Point	IN	Indianapolis	3,918,735	603,996	4,522,731	7.21%	14.33	Dick's Sporting Goods, Kerasotes Theatres, Marsh, Bed Bath & Beyond, Michaels, Old Navy, PetSmart, Books-A-Million
Traders Point II	IN	Indianapolis	791,550	-	791,550	1.26%	26.21	

1 Annualized Base Rent represents the contractual rent for June 2008 for each applicable property, multiplied by 12. This table does not include Annualized Base Rent from development property tenants open for business as of June 30, 2008.

2 Owned GLA represents gross leasable area that is owned by the Company. Total GLA includes Owned GLA, square footage attributable to non-owned anchor space and non-owned structures on ground leases.

3 Represents the three largest tenants that occupy at least 10,000 square feet of GLA at the property, including non-owned anchors.

4 A third party manages this property.

5 In June 2008, the Company signed a lease with Bed Bath & Beyond at Sunland Towne Center.

OPERATING RETAIL PROPERTIES – TABLE II (CONTINUED)

Property	State	MSA	Annualized Base Rent Revenue	Annualized Ground Lease Revenue	Annualized Total Retail Revenue[1]	Percentage of Annualized Total Retail Revenue	Base Rent Per Leased Owned GLA[2]	Major Tenants and Non-Owned Anchors[3]
Whitehall Pike	IN	Bloomington	$ 1,014,000	$ -	$ 1,014,000	1.62%	$ 7.86	Lowe's Home Improvement
Zionsville Place	IN	Indianapolis	232,612	-	232,612	0.37%	20.77	
Ridge Plaza	NJ	Oak Ridge	1,657,042	-	1,657,042	2.64%	16.05	A&P Grocery, CVS
Eastgate Pavilion	OH	Cincinnati	2,366,522	-	2,366,522	3.77%	10.02	Best Buy, Dick's Sporting Goods, Value City Furniture
Cornelius Gateway	OR	Portland	212,200	-	212,200	0.34%	19.16	FedEx/Kinko's
The Shops at Otty	OR	Portland	249,665	122,500	372,165	0.59%	28.29	Wal-Mart (non-owned)
Burlington Coat Factory	TX	San Antonio	510,150	-	510,150	0.81%	4.75	Burlington Coat Factory
Cedar Hill Village	TX	Dallas	675,565	-	675,565	1.08%	16.20	24 Hour Fitness, JC Penney (non-owned)
Galleria Plaza	TX	Dallas	584,170	-	584,170	0.93%	14.72	Shoe Pavilion
Market Street Village	TX	Hurst	2,048,458	115,700	2,164,158	3.45%	13.04	Circuit City, Jo-Ann Fabric, Ross Stores
Plaza at Cedar Hill	TX	Dallas	3,200,215	-	3,200,215	5.10%	11.79	Hobby Lobby, Linens-N-Things, Marshalls
Plaza Volente	TX	Austin	2,262,726	100,000	2,362,726	3.77%	15.31	H-E-B Grocery
Preston Commons	TX	Dallas	641,685	-	641,685	1.02%	25.19	Lowe's Home Improvement (non-owned)
Sunland Towne Centre[5]	TX	El Paso	2,627,676	104,809	2,732,485	4.36%	9.60	Bed Bath & Beyond, HMY RoomStore, Kmart
50th & 12th	WA	Seattle	475,000	-	475,000	0.76%	32.76	Walgreens
Four Corner Square	WA	Seattle	745,913	-	745,913	1.23%	12.68	Johnson Hardware Store
		TOTAL	**$ 56,865,063**	**$ 3,824,225**	**$ 60,689,288**	**100.00%**	**$ 13.10**	

See prior page for footnote disclosure.

OPERATING COMMERCIAL PROPERTIES

As of June 30, 2008

Property	MSA	Year Built/ Renovated	Acquired, Redeveloped or Developed	Owned NRA	Percentage Of Owned NRA Leased	Annualized Base Rent[1]	Percentage of Annualized Commercial Base Rent	Base Rent Per Leased Sq. Ft.	Major Tenants
Indiana									
Thirty South[4]	Indianapolis	1905/2002	Redeveloped	298,346	95.9%	$ 4,987,541	63.1%	$ 17.43	Indiana Supreme Court, City Securities, Kite Realty Group
Pen Products	Indianapolis	2003	Acquired	85,875	100.0%	813,236	10.3%	9.47	Indiana Dept. of Administration
Spring Mill Medical[2]	Indianapolis	1998/2002	Redeveloped	63,431	100.0%	1,466,603	18.6%	23.12	University Medical Diagnostic Associates, Indiana University Healthcare Associates
Union Station Parking Garage[3]	Indianapolis	1986	Acquired	N/A	N/A	N/A	N/A	N/A	Denison Parking Management Agreement
Indiana State Motorpool	Indianapolis	2004	Developed	115,000	100.0%	693,400	8.1%	5.56	Indiana Dept. of Administration
			TOTAL	**562,652**	**97.8%**	**$ 7,906,780**	**100.0%**	**$ 14.37**	

1 Annualized Base Rent represents the monthly contractual rent for June 2008 for each applicable property, multiplied by 12.

2 The Company owns a 50% interest in this property through a joint venture with one of the tenants at this property.

3 Garage managed by third party.

4 Annualized Base Rent includes $890,942 from the Company and subsidiaries as of June 30, 2008.

RETAIL OPERATING PORTFOLIO – TENANT BREAKDOWN[1]

As of June 30, 2008

Property	State	Owned Gross Leasable Area Anchors	Shops	Total	Percent of Owned GLA Leased Anchors	Shops	Total	Annualized Base Rent[1] Anchors	Shops	Ground Lease	Total	Annualized Base Rent per Leased Sq. Ft. Anchors	Shops	Total
Circuit City Plaza	FL	33,014	12,892	45,906	100.0%	35.5%	81.9%	$ 594,252	$ 118,950	$ -	$ 713,202	$18.00	$26.00	$18.97
Courthouse Shadows	FL	102,328	32,539	134,867	100.0%	80.5%	95.3%	946,170	447,466	-	1,393,636	9.25	17.08	10.84
Eagle Creek Lowe's	FL	-	-	-	0.0%	0.0%	0.0%	-	-	800,000	800,000	-	-	-
Estero Town Commons	FL	-	25,600	25,600	0.0%	85.2%	85.2%	-	633,254	981,000	1,614,254	-	29.03	29.03
Indian River Square	FL	116,342	27,904	144,246	100.0%	100.0%	100.0%	973,085	514,168	-	1,487,253	8.36	18.43	10.31
International Speedway Square	FL	200,401	20,500	220,901	100.0%	80.4%	98.2%	2,130,281	322,771	362,900	2,815,952	10.63	19.59	11.31
King's Lake Square	FL	49,805	35,692	85,497	79.9%	93.7%	85.7%	238,770	779,806	-	1,018,576	6.00	23.31	13.91
Pine Ridge Crossing	FL	65,999	39,516	105,515	100.0%	89.6%	96.1%	627,628	910,697	-	1,538,325	9.51	25.71	15.17
Riverchase	FL	48,890	29,450	78,340	100.0%	94.6%	98.0%	386,231	708,077	-	1,094,308	7.90	25.42	14.26
Tarpon Springs Plaza	FL	60,151	22,395	82,546	100.0%	92.9%	98.1%	1,144,008	669,328	128,820	1,942,156	19.02	32.19	22.40
Wal-Mart Plaza	FL	138,323	39,503	177,826	100.0%	89.1%	97.6%	554,049	365,057	-	919,106	4.01	10.37	5.30
Waterford Lakes Village	FL	51,703	26,245	77,948	100.0%	78.0%	92.6%	408,452	418,785	-	827,237	7.90	20.47	11.46
Kedron Village	GA	68,845	88,563	157,408	100.0%	75.4%	86.2%	849,648	1,525,755	-	2,375,404	12.34	22.84	17.51
Publix at Acworth	GA	37,888	31,740	69,628	100.0%	95.6%	98.0%	337,203	464,334	-	801,537	8.90	15.30	11.75
Publix Center at Panola	GA	51,674	21,405	73,079	100.0%	94.4%	98.4%	413,392	425,554	-	838,946	8.00	21.06	11.67
Fox Lake Crossing	IL	65,977	33,095	99,072	100.0%	54.1%	84.7%	775,230	396,984	-	1,172,214	11.75	22.16	13.97
Naperville Marketplace	IL	61,683	21,607	83,290	100.0%	27.9%	81.3%	702,879	121,011	-	823,890	11.40	20.09	12.17
Silver Glen Crossing	IL	78,675	54,041	132,716	100.0%	97.6%	99.0%	694,492	1,143,173	85,000	1,922,665	8.83	21.67	13.98
50 South Morton	IN	-	2,000	2,000	0.0%	100.0%	100.0%	-	114,000	-	114,000	-	57.00	57.00
54th & College	IN	-	-	-	0.0%	0.0%	0.0%	260,000		-	260,000	-	-	-
Beacon Hill Shopping Center - I	IN	-	38,161	38,161	0.0%	90.7%	90.7%	-	611,634	60,000	671,634	-	17.67	17.67
Boulevard Crossing	IN	73,440	50,256	123,696	100.0%	90.9%	96.3%	832,960	811,776	-	1,644,736	11.34	17.77	13.81
Bridgewater Marketplace I	IN	-	26,000	26,000	0.0%	17.3%	17.3%	-	91,077	-	91,077	-	20.19	20.19
Cool Creek Commons	IN	63,600	60,978	124,578	100.0%	91.1%	95.6%	635,700	1,359,244	85,500	2,080,444	10.00	24.48	16.75
Fishers Station	IN	57,000	57,457	114,457	100.0%	68.2%	84.0%	575,000	633,752	-	1,208,752	10.09	16.18	12.57
Geist Pavilion	IN	27,955	36,159	64,114	100.0%	78.3%	87.8%	379,814	574,492	-	954,306	13.59	20.28	16.96
Greyhound Commons	IN	-	-	-	0.0%	0.0%	0.0%	-	-	202,500	202,500	-	-	-
Hamilton Crossing	IN	30,722	51,702	82,424	100.0%	100.0%	100.0%	345,623	1,094,981	71,500	1,512,104	11.25	21.18	17.48
Martinsville Shops	IN	-	10,986	10,986	0.0%	100.0%	100.0%	-	159,228	-	159,228	-	14.49	14.49
Red Bank Commons	IN	-	34,308	34,308	0.0%	69.8%	69.8%	-	362,784	-	362,784	-	15.14	15.14
Stoney Creek Commons	IN	49,330	-	49,330	100.0%	0.0%	100.0%	464,755	-	-	464,755	9.42	-	9.42
The Centre	IN	18,720	61,969	80,689	100.0%	91.3%	93.3%	170,352	833,851	-	1,004,203	9.10	14.74	13.34
The Corner Shops	IN	12,200	30,345	42,545	100.0%	94.9%	96.3%	79,296	519,923	-	599,219	6.50	18.06	14.62
Traders Point	IN	238,721	40,837	279,558	100.0%	84.9%	97.8%	3,127,248	791,487	603,996	4,522,731	13.10	22.83	14.33
Traders Point II	IN	-	46,600	46,600	0.0%	64.8%	64.8%	-	791,550	-	791,550	-	26.21	26.21
Whitehall Pike	IN	128,997	-	128,997	100.0%	0.0%	100.0%	1,014,000	-	-	1,014,000	7.86	-	7.86
Zionsville Place	IN	-	12,400	12,400	0.0%	90.3%	90.3%	-	232,612	-	232,612	-	20.77	20.77
Ridge Plaza	NJ	69,612	45,476	115,088	100.0%	74.0%	89.7%	997,762	659,280	-	1,657,042	14.33	19.59	16.05
Eastgate Pavilion	OH	231,730	4,500	236,230	100.0%	100.0%	100.0%	2,233,771	132,750	-	2,366,522	9.64	29.50	10.02
Cornelius Gateway Build-to-Suit	OR	-	21,000	21,000	0.0%	52.7%	52.7%	-	212,200	-	212,200	-	19.16	19.16
The Shops at Otty	OR	-	9,845	9,845	0.0%	89.6%	89.6%	-	249,665	122,500	372,165	-	28.29	28.29
Burlington Coat Factory	TX	107,400	-	107,400	100.0%	0.0%	100.0%	510,150	-	-	510,150	4.75	-	4.75
Cedar Hill Village	TX	32,231	12,031	44,262	100.0%	78.8%	94.2%	483,465	192,100	-	675,565	15.00	20.26	16.20
Galleria Plaza	TX	31,396	12,910	44,306	100.0%	64.3%	89.6%	361,054	223,116	-	584,170	11.50	26.89	14.72
Market Street Village	TX	137,246	19,879	157,125	100.0%	100.0%	100.0%	1,570,081	478,377	115,700	2,164,158	11.44	24.06	13.04
Plaza at Cedar Hill	TX	227,106	72,741	299,847	90.1%	92.0%	90.6%	1,858,969	1,341,246	-	3,200,215	9.09	20.04	11.79
Plaza Volente	TX	105,000	51,333	156,333	100.0%	83.4%	94.6%	1,155,000	1,107,726	100,000	2,362,726	11.00	25.86	15.31
Preston Commons	TX	-	27,539	27,539	0.0%	92.5%	92.5%	-	641,685	-	641,685	-	25.19	25.19
Sunland Towne Centre	TX	277,131	30,343	307,474	88.9%	90.1%	89.0%	2,159,495	468,181	104,809	2,732,485	8.77	17.12	9.60
50th&12th	WA	14,500	-	14,500	100.0%	0.0%	100.0%	475,000	-	-	475,000	32.76	-	32.76
Four Corner Square	WA	20,512	52,587	73,099	100.0%	72.9%	80.5%	126,672	619,241	-	745,913	6.18	16.16	12.68
TOTAL		**3,186,247**	**1,483,029**	**4,669,276**	**98.0%**	**82.2%**	**93.0%**	**$31,465,265**	**$25,273,129**	**$3,824,225**	**$60,689,291**	**$10.12**	**$20.74**	**$13.10**

1   This table does not include annualized base rent from development property tenants open for business as of June 30, 2008.